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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of April 2005

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
                 -----------------------------------------------
                 (Translation of registrant's name into English)

               Nile House, Nile Street, Brighton BN1 1HW, England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______

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                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               FUTUREMEDIA PLC,
                                               an English public limited company


                                               By: /s/ Leonard Fertig
                                                   -----------------------------
                                                   Leonard Fertig
                                                   Chief Executive Officer

Date:  April 18, 2005

                                        2

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     FUTUREMEDIA ANNOUNCES AGREEMENT WITH VT GROUP TO PROVIDE HOME COMPUTING
                    INITIATIVE TAX-EFFICIENT BENEFITS PACKAGE

    BRIGHTON, England, April 18 /PRNewswire-FirstCall/ -- Futuremedia plc (Nasdaq: FMDAY), a leading European e-learning content and benefits services provider, today announced an agreement with VT Group, a leading British military support services and shipbuilding company (formerly known as Vosper Thorneycroft), to provide home computers as part of a flexible benefits package to 6,000 UK employees.

    The computer benefits are offered as part of the UK's Home Computing Initiative (HCI) and will provide VT Group employees with the opportunity to lease an Internet-ready, fully installed computer at below high street prices, typically a saving of 40%, for a period of three years. Futuremedia launched its first phase of the HCI program to VT Group employees in March 2005.

    Leonard M Fertig, Chief Executive Officer of Futuremedia, said, "This agreement with the VT Group results from our relationship with Gissings, one of the UK's leading flexible benefits providers. The expansion of our sales organization to work with third party benefit providers represents one element of our strategy to grow our business. We look forward to working with the VT Group and its employees to bring them the benefits of the HCI program."

    Tim Samuel, HR Project Manager of VT Group, said, "We were very impressed by the enthusiasm and capability of Futuremedia in helping us to deliver additional value for our employee benefits package and welcome their willingness to develop a long-term relationship to work together and achieve our benefits targets."

    VT Group:
    VT Group has more than 10,000 employees globally. Its Support Services business consists of four divisions: Defence, US Defense, Communications and Education & Skills. Activities include through-life support and training for all three Armed Services in the UK, US and around the world, critical communication and broadcast services, and services to the education sector in the UK, careers guidance and vocational training. VT Group's Shipbuilding operations comprise Warships and Marine Products, including small craft. The Group is an experienced designer and builder of frigates, mine hunters, patrol vessels, pilot boats and rigid inflatables. Specialist equipment for the marine, offshore and aerospace industries is also manufactured.

    VT group is a leading supplier to the US government for support services, where VT Griffin Services provides a complete range of base operations and facilities management activities for the US Department of Defense. Operating across the United States, VT Griffin Services is contracted to the US Navy, US Army and US Air Force. Among these contracts is the largest ever granted to the private sector by the US Department of Defense for base maintenance operations.

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    About Futuremedia:
    Futuremedia plc is a leading provider of value-driven e-learning content and services to employers and employees. The Company has a proven track record of developing and providing tailored, fully managed outsourced benefit programs for large organizations and is a leader in the UK's Home Computing Initiative Program. Futuremedia's content and services offerings include learning consultancy, Learning Management Systems, custom made learning programs and an extensive library of published courseware titles.

    Through its Learning For All(TM) (LFA) service offering, the Company is a pioneer and leader in the creation, development and delivery of employee benefits programs that fall under the government Home Computing Initiative
(HCI). A fully managed service, Futuremedia provides employees with access to an Internet-ready, fully installed home computer with on-line learning content at a discounted cost through government tax incentives. Futuremedia currently serves more than 20 corporations and institutions and over 27,000 enrolled employees through its HCI initiatives. Futuremedia has also expanded its employee tax benefits management program to include services offered under the childcare voucher system and tax-free bicycle initiatives in the UK. Futuremedia Plc appears on the official supplier listing of the HCI Alliance as a Founder HCI Alliance Provider Partner. Please see the HCI Alliance website for the listing criteria: http://www.ukhomecomputing.co.uk.

    "Safe Harbor" Statement under Section 21E of the Securities Exchange Act of 1934: This press release contains forward-looking statements related to future results and speaks only of Futuremedia's expectations as of the date hereof. Such statements include the Company's future financial performance and the future performance of the Company's products. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include risks associated with new contracts (including the possibility that contracts may be terminated or not completed due to factors beyond the Company's control), risks associated with the Company's ability to develop and successfully market new services and products (including products and services based on government tax-benefit programs), the Company's ability to operate profitably in the future, risks associated with rapid growth, the Company's ability to successfully develop its business in new geographic markets, the early stage of the e-learning market, rapid technological change and competition, and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

SOURCE  Futuremedia plc

    -0-                             04/18/2005
    /CONTACT: Mike Smargiassi or Corey Kinger, Brainerd Communicators, Inc., +1-212-986-6667, ir@futuremedia.co.uk, for Futuremedia plc/
    /Web site:  http://www.ukhomecomputing.co.uk